CTDC ANNOUNCES 2012 ANNUAL GENERAL MEETING RESULTS

HONG KONG – October 3, 2012 – China Technology Development Group Corporation (Nasdaq: CTDC; “we” or “the Company”) today announced that the Company’s shareholders adopted the following resolutions proposed by the Company at the 2012 annual general meeting of shareholders (the “2012 AGM”) held in Hong Kong on September 28, 2012:

(i) Re-election of Mr. Lin-Hsiang LIAO, Mr. Zhenwei LU and Mr. Weidong WANG as directors of the Company;
(ii) Approval and Authorization of Reverse Stock Split and the corresponding Amendments to the Memorandum of Association of the Company; and
(iii) Approval of the Change of the Company’s Name and the corresponding Amendments to the Memorandum of Association of the Company.

About CTDC:

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.